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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2003

                        THE DESCARTES SYSTEMS GROUP INC.
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                 (Translation of registrant's name into English)


                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                   Form 20-F   [_]            Form  40-F   [X]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes   [_]                    No   [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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     The Management Information Circular, Notice of Annual Meeting and Form of
Proxy relating to the Annual Meeting of Shareholders to be held on July 21, 2003 is filed herewith as Exhibit I.

     The attached Quarterly Report to Shareholders regarding the results for the fiscal 2004 first quarter ended April 30, 2003 was mailed by the Company to shareholders on or about June 27, 2003 and is filed herewith as Exhibit II.






















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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      THE DESCARTES SYSTEMS GROUP INC.
                                              (Registrant)





Date: June 27, 2003                   By:    /s/ Colley Clarke
                                             ----------------------------
                                      Name:  Colley Clarke
                                      Title: Executive Vice President, Finance
                                             and Chief Financial Officer






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                                    EXHIBITS


 Exhibit No.       Description
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     I             Management Information Circular, Notice of Annual Meeting and
                   Form of Proxy relating to the Annual Meeting of Shareholders, to be held on July 21, 2003



    II             Fiscal 2004 First Quarter Report to Shareholders